PRIVATE OFFERING NOTICE

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                            Merrill Lynch & Co., Inc.
  Currency Notes Linked to the United States Dollar/Japanese Yen Exchange Rate
                                 due August 2005
                       US$10 principal amount per security
                                  (the "Notes")

                             Private Offering Notice

                                  Summary Terms

The securities:                           Payment at maturity:

o  No payments prior to maturity.         o  The amount investors receive at
                                             maturity will be based upon the
o  The securities may not be redeemed        change in value of the United
   prior to maturity.                        States dollar relative to the
                                             Japanese Yen over the term of the
o  The securities are denominated and        securities multiplied by a
   payable in U.S. dollars.                  participation rate expected to be
                                             between 110% and 130%. If the value
o  Senior unsecured debt securities of       of the Japanese Yen relative to the
   Merrill Lynch & Co., Inc.                 United States dollar decreases or
                                             does not increase sufficiently, at
o  Linked to the United States dollar/       maturity investors will receive
   Japanese Yen exchange rate, a rate        less than the $10 principal amount
   which expresses the number of             per security, which would result in
   United States dollars that can be         a loss. In no event, however, will
   exchanged for one Japanese Yen. The       investors receive less than 96% or
   United States dollar/Japanese Yen         more than 111.6% of the principal
   exchange rate increases as the            amount per security. The value of
   value of the Japanese Yen increases       the Japanese Yen relative to the
   relative to the United States             United States dollar must increase
   dollar and decreases as the value         by a percentage expected to be
   of the Japanese Yen declines              between 2.31% and 2.73% in order
   relative to the United States             for investors to receive at least
   dollar.                                   the principal amount of $10 per
                                             security.
o  Expected settlement date: February   ,
   2004.

o  Minimum repayment will not be less
   than 96% of the principal amount
   per security.

o  Maximum repayment will not be
   greater than 111.6% of the
   principal amount per security.

o  The securities are made available
   to each investor outside of the
   United States in a minimum initial
   investment of US$50,000 or such
   other amount, and subject to such
   other restrictions, as may be
   applicable to such investor under
   the private offering rules of any
   jurisdiction outside of the United
   States.

The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.


                            PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated and payable in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                 The date of this Notice is January 15, 2004.

     This Notice supplements the Preliminary Prospectus Supplement, dated
        January 15, 2004, and the Prospectus, dated November 26, 2003.